Exhibit 99.2

Select Income REIT

First Quarter 2012

Supplemental Operating and Financial Data

SIR LISTED NYSE


Honolulu CBD
Certain of the land parcels included in the former Damon Estate properties.
Former Damon Estate , Honolulu, HI.
185 Properties.
Square Feet: 9,600,000.

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• THE CREDIT QUALITY OF OUR TENANTS,

• THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN WE RESET TENANT RENTS AT OUR LANDS IN HAWAII,

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• OUR ACQUISITIONS OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNTS OF SUCH DISTRIBUTIONS,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NET OPERATING INCOME, OR NOI, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT, OR CWH, AND OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



WARNING CONCERNING FORWARD LOOKING STATEMENTS (continued)

FOR EXAMPLE:

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE OR NOT OTHERWISE BE AT A LEVEL SUFFICIENT TO COVER OUR OPERATING COSTS,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED, OR REMAINS DEPRESSED FOR A LONG PERIOD, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE AND OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CONDITIONS,
- ACTUAL ANNUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- OUR PENDING ACQUISITIONS ARE CONTINGENT UPON OUR COMPLETION OF DILIGENCE AND OTHER CUSTOMARY CONDITIONS. ACCORDINGLY, SOME OR ALL OF THESE PURCHASES MAY BE DELAYED OR MAY NOT OCCUR,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS.,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES WHICH ARE LEASED, OR TO LEASE THEM, FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES, AND
- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS, THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PROSPECTUS DATED MARCH 6, 2012 FILED WITH THE SEC, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



42 Inverness Center, Birmingham, AL
Office Property
Tenant: The Southern Company
Lease Expiration: 2018



COMPANY PROFILE

The Company:

Select Income REIT, or SIR, we or us, is a real estate investment trust, or REIT, which owns lands and properties that are primarily net leased to single tenants. As of March 31, 2012, we owned 251 properties with a total of approximately 21.4 million rentable square feet, including 228 properties with approximately 17.8 million square feet which are primarily leasable industrial and commercial land located in Hawaii.

Strategy:

Our business strategy is to maintain our properties, seek to renew our leases or enter into new leases as they expire, selectively acquire additional properties that are primarily net leased to single tenants and pay distributions to shareholders. As our current leases expire, or our current rents are reset, we will attempt to renew our leases with our existing tenants, reset our rents under continuing leases or enter into leases with new tenants, in all such circumstances at or to rents which are equal to or greater than the rents we now receive. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,600 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 740 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SIR, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office and industrial properties and owns a majority of our common shares, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings that are majority leased to government tenants, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21 billion as of March 31, 2012. We believe that being managed by RMR is a competitive advantage for SIR because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbol:

Common Shares – SIR

Portfolio Data (as of 3/31/ 2012):

Total properties	251
Total sq. ft. (000s)	21,404
Percent leased	95.2%



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Donna D. Fraiche
Independent Trustee

William A. Lamkin
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 796-8303
or jpopeo@sirreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@sirreit.com



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

Morgan Stanley
Chris Caton
(415) 576-2627

RBC Capital Markets
David Rodgers
(440) 715-2647

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516

SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.



FINANCIAL INFORMATION

2235 Iron Point Road, Folsom, CA
Office Property
Tenant: Micron Technology, Inc.
Lease Expiration: 2020



KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Shares Outstanding:					
Common shares outstanding (at end of period) [(1)]	31,200	n/m			
Weighted average common shares outstanding [(1)]	13,205				
Common Share Data:					
Price at end of period	$ 22.58				
High during period	$ 22.65				
Low during period	$ 21.49				
Annualized FFO multiple (at end of period) [(2)]	8.6x				
Annualized NOI/total market capitalization [(3)]	9.5%				
Selected Balance Sheet Data:					
Total assets	$ 975,229	$ 954,932	$ 958,442	$ 957,010	$ 965,258
Total liabilities	$ 277,957	$ 49,732	$ 53,152	$ 50,165	$ 52,583
Gross book value of real estate assets [(4)]	$ 947,039	$ 946,823	$ 947,012	$ 946,603	$ 946,432
Total debt / gross book value of real estate [(4)]	24.0%	0.0%	0.0%	0.0%	0.0%
Book Capitalization:					
Total debt	$ 227,000	$ -	$ -	$ -	$ -
Plus: total shareholders' equity	697,272	904,800	905,290	906,845	912,675
Total book capitalization	$ 924,272	$ 904,800	$ 905,290	$ 906,845	$ 912,675
Total debt / total book capitalization	24.6%	0.0%	0.0%	0.0%	0.0%
Market Capitalization:					
Total debt (book value)	$ 227,000				
Plus: market value of common shares (at end of period)	704,496				
Total market capitalization	$ 931,496				
Total debt / total market capitalization	24.4%				

(1) During December 2011 and February 2012 we issued 22,000,000 common shares to CWH, and on March 12, 2012 we sold 9,200,000 common shares in our initial public offering.

(2) See Exhibit C for the calculation of funds from operations, or FFO, and a reconciliation of FFO to net income determined in accordance with GAAP

(3) See Exhibit A for the calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

(4) Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before depreciation and purchase price allocations and less impairment writedowns, if any.

KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)



	As of and for the Three Months Ended									
	3/31/2012		12/31/2011		9/30/2011		6/30/2011		3/31/2011	
Selected Income Statement Data:										
Rental income	$	27,587	$	26,692	$	26,921	$	27,229	$	27,780
NOI [1]	$	22,169	$	21,330	$	20,786	$	21,915	$	21,645
EBITDA [2]	$	20,765	$	20,090	$	19,381	$	20,488	$	20,189
NOI margin [3]		80.4%		79.9%		77.2%		80.5%		77.9%
Net income	$	17,655	$	17,246	$	16,497	$	17,723	$	17,477
FFO [4]	$	20,428	$	20,090	$	19,381	$	20,488	$	20,189
Per Share Data :										
Net income	$	1.34								
FFO [4]	$	1.55								
Coverage Ratios:										
EBITDA [2] / interest expense		61.6x		n/m		n/m		n/m		n/m
Total Debt / Annualized EBITDA [2]		2.7x		n/m		n/m		n/m		n/m

[1] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

[4] See Exhibit C for the calculation of funds from operations, or FFO, and a reconciliation of FFO to net income determined in accordance with GAAP

CONDENSED CONSOLIDATED BALANCE SHEETS



(dollar and share amounts in thousands, except per share data)

	March 31, 2012	December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 614,702	$ 614,702
Buildings and improvements	292,850	292,634
	907,552	907,336
Accumulated depreciation	(38,189)	(36,240)
	869,363	871,096
Acquired real estate leases, net	43,111	44,333
Cash and cash equivalents	18,358	-
Rents receivable, net	31,917	35,024
Deferred leasing costs, net	3,571	3,418
Deferred financing costs, net	4,116	-
Due from related persons	1,095	-
Other assets, net	3,698	661
Total assets	$ 975,229	$ 954,532
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 227,000	$ -
Accounts payable and accrued expenses	15,852	14,217
Assumed real estate lease obligations, net	20,582	21,005
Rents collected in advance	6,397	6,229
Security deposits	8,126	8,281
Total liabilities	277,957	49,732
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value:		
50,000 shares authorized, 31,200 and 1 shares		
issued and outstanding, respectively	312	-
Additional paid in capital	693,928	-
Cumulative net income	3,032	-
Ownership Interest	-	904,800
Total shareholders' equity	697,272	904,800
Total liabilities and shareholders' equity	$ 975,229	$ 954,532

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)



| | Three Months Ended March 31, | |
	2012	2011
Revenues		
Rental income	$ 24,074	$ 23,737
Tenant reimbursements and other income	3,513	4,043
Total revenues	27,587	27,780
Expenses		
Real estate taxes	3,641	3,603
Other operating expenses	1,777	2,532
Depreciation and amortization	2,773	2,712
Acquisition related costs	-	-
General and administrative	1,404	1,456
Total expenses	9,595	10,303
Operating income	17,992	17,477
Interest expense (including amortization of deferred financing fees of $53 and $0, respectively)	(337)	-
Income before income tax benefit (expense)	17,655	17,477
Net income	$ 17,655	$ 17,477
Weighted average common shares outstanding	13,205	-
Net income per common share	$ 1.34	$ -



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Three Months Ended March 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 17,655	$ 17,477
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation	1,959	1,939
Net amortization of deferred financing fees	53	-
Amortization of acquired real estate leases	800	757
Amortization of deferred leasing costs	130	122
Provision for losses on rents receivable	98	-
Straight line rental income (expense)	(773)	(1,523)
Change in assets and liabilities:		
(Increase) decrease in rents receivable	3,781	(4,830)
Increase in deferred leasing costs	(284)	(400)
Increase in other assets	(3,037)	(2,871)
Increase in due from related persons	(1,095)	-
Increase in accounts payable and accrued expenses	1,487	1,433
Increase in rents collected in advance	168	1,439
Increase (decrease) in security deposits	(155)	7
Cash provided by operating activities	20,787	13,550
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	-	(10,000)
Real estate improvements	(76)	(651)
Cash used in investing activities	(76)	(10,651)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	180,954	-
Borrowings on revolving credit facility	251,500	-
Repayments on revolving credit facility	(24,500)	-
Deferred financing fees	(4,169)	-
Repayment of demand note	(400,000)	-
Net distributions	(6,138)	(2,899)
Cash used in financing activities	(2,353)	(2,899)
Increase in cash and cash equivalents	18,358	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 18,358	$ -
SUPPLEMENTAL CASH FLOW INFORMATION:		
Real estate acquired by the issuance of shares and		
assumption of demand note	$ 913,286	$ -
Non-cash financing activities		
Issuance of common shares	$ 513,286	$ -
Issuance of demand note	400,000	-

DEBT SUMMARY AND LEVERAGE AND COVERAGE RATIOS



(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt as of March 31, 2012:					
Unsecured Floating Rate Debt:					
Revolving credit facility (LIBOR + 130 bps) [1]	1.550%	$ 227,000	3/11/2016	$ 227,000	3.9

	As of and For the Three Months Ended 3/31/2012
Leverage Ratios:	
Total debt / total assets	23.3%
Total debt / Gross book value of real estate assets [2]	24.0%
Total debt / total book capitalization	24.6%
Total debt / total market capitalization	24.4%
Coverage Ratios:	
EBITDA / interest expense [3]	61.6x
Total debt / annualized EBITDA [3]	2.7x

[1] Represents amounts outstanding on SIR's $500,000 revolving credit facility at March 31, 2012. Interest rate at March 31, 2012.

[2] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs and before depreciation and purchase price allocations less impairment writedowns, if any.

[3] See Exhibit B for calculation of EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.



CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Leasing capital [1]	$ 362	$ 565	$ 247	$ 119	$ 376
Building improvements [2]	7	76	188	44	11
Recurring capital expenditures	369	641	435	163	387
Development, redevelopment and other activities [3]	144	159	41	61	333
Total capital expenditures	$ 513	$ 800	$ 476	$ 224	$ 720

[1] Leasing capital includes tenant improvements and leasing costs.

[2] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[3] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2012



(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Hawaii/Mainland	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant

There were no acquisitions during the three months ended March 31, 2012.

Dispositions:

Date Sold	Location	Hawaii/Mainland	Number of Properties	Sq. Ft.	Sale Price [1]	Original Purchase Price [1]	Sale Price [1] / Sq. Ft.	Original Purchase Price [1] / Sq. Ft.	Sale Price Multiple of Original Purchase Price	Book Gain (Loss) on Sale

There were no dispositions during the three months ended March 31, 2012.

[1] Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding closing costs.

[3] Average remaining lease term based on rental income as of the date acquired.

[4] Percent leased as of the date acquired.



PORTFOLIO INFORMATION

32150 Just Imagine Drive, Avon, OH
Industrial Property
Tenant: Shurtape Technologies, LLC
Lease Expiration: 2024



PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

Key Statistic	As Of and For the Three Months Ending March 31, 2012		
	Hawaii Properties	Mainland Properties	Total
Number of properties	228	23	251
Percent of total	90.8%	9.2%	100.0%
Total square feet	17,755	3,649	21,404
Percent of total	83.0%	17.0%	100.0%
Occupied square feet	16,733	3,649	20,382
Percent occupied	94.2%	100.0%	95.2%
Annualized rental revenue [1]	$ 74,776	$ 34,752	$ 109,528
Percent of total	68.3%	31.7%	100.0%
NOI [2]	$ 15,408	$ 6,761	$ 22,169
Percent of total	69.5%	30.5%	100.0%

[1] Annualized rental revenue is rents pursuant to existing leases as of March 31, 2012, plus estimated expense reimbursements; excludes lease value amortization.

[2] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

As Of and For the Three Months Ended [1]

	3/31/2012	3/31/2011
Number of Properties		
Hawaii Properties	228	228
Mainland Properties	22	22
Total	250	250
Square Feet [2]		
Hawaii Properties	17,755	17,793
Mainland Properties	3,551	3,551
Total	21,306	21,344
Percent Leased [3]		
Hawaii Properties	94.2%	95.1%
Mainland Properties	100.0%	100.0%
Total	95.2%	95.9%
Rental Income		
Hawaii Properties	$ 19,595	$ 19,281
Mainland Properties	7,698	8,253
Total	$ 27,293	$ 27,534
NOI [4]		
Hawaii Properties	$ 15,408	$ 14,311
Mainland Properties	6,481	7,095
Total	$ 21,889	$ 21,406
NOI % Growth		
Hawaii Properties	7.7%	
Mainland Properties	-8.7%	
Total	2.3%	

[1] Based on properties owned continuously since January 1, 2011 by us or CWH.

[2] Square feet are subject to modest remeasurements when space is re-measured or re-configured for new tenants, and when land leases are converted to building leases.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to leases existing as of March 31, 2012 , if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[4] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Properties	251	251	251	251	251
Total sq. ft. [1]	21,404	21,424	21,424	21,442	21,442
Square feet leased	20,382	20,426	20,402	20,487	20,570
Percentage leased	95.2%	95.3%	95.2%	95.5%	95.9%
Leasing Activity (sq. ft.):					
New leases	96	143	17	5	-
Renewals	146	112	100	43	258
Total	242	255	117	48	258
% Change in GAAP Rent [2]:					
New leases	19.4%	37.5%	126.6%	-9.7%	0.0%
Renewals	10.0%	-10.5%	-0.5%	10.7%	30.5%
Weighted average	11.6%	-0.1%	45.6%	0.7%	30.5%
Leasing Cost Commitments [3]:					
New leases	$ 318	$ 405	$ 389	$ 63	$ -
Renewals	6	2,518	6	3	9
Total	$ 324	$ 2,923	$ 395	$ 66	$ 9
Leasing Cost Commitments per Sq. Ft. [3]:					
New leases	$ 3.32	$ 2.83	$ 22.46	$ 12.72	$ -
Renewals	0.04	22.57	0.06	0.07	0.03
Total	$ 1.34	$ 11.47	$ 3.37	$ 1.37	$ 0.03
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	5.0	8.6	12.9	4.4	-
Renewals	6.8	9.1	2.2	10.2	18.5
Total	6.5	9.0	8.2	7.6	18.5
Leasing Cost Commitments per Sq. Ft. per Year:					
New leases	$ 0.66	$ 0.33	$ 1.74	$ 2.90	$ -
Renewals	0.01	2.47	0.04	0.01	0.00
Total	$ 0.21	$ 1.27	$ 0.41	$ 0.18	$ 0.00

[1] Square feet are subject to modest remeasurements when space is re-measured or re-configured for new tenants, and to land leases converting into building leases.

[2] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for expenditures, such as tenant improvements and leasing costs, and concessions, such as free rent and tenant reimbursements.

The above leasing summary is based on leases executed during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

Property Type	Total Sq. Ft. [2] As of 3/31/2012	Sq. Ft. Leases Executed During the Three Months Ended 3/31/ 2012		
		New	Renewals	Total
Hawaii Properties	17,755	96	146	242
Mainland Properties	3,649	-	-	-
Total	21,404	96	146	242

	Sq. Ft. Leased						
	As of 12/31/2011	12/31/2011 % Leased [1]	Expired	New and Renewals	Acquisitions / (Sales)	As of 3/31/2012	3/31/2012 % Leased
Hawaii Properties	16,777	94.4%	(286)	242	-	16,733	94.2%
Mainland Properties	3,649	100.0%	-	-	-	3,649	100.0%
Total	20,426	95.3%	(286)	242	-	20,382	95.2%

[1] Excludes effects of space remeasurements during the period.

[2] Square feet are subject to modest remeasurements when space is re-measured or re-configured for new tenants, and when land leases are converted to building leases.

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES



(sq. ft. in thousands)

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]	Expiration
1	Tesoro Hawaii Corporation	Hawaii Properties	3,148	15.4%	5.4%	4/30/2019; 12/31/2019; 3/31/2024
2	The Southern Company	Mainland Properties	448	2.2%	4.4%	12/31/2018
3	Bookspan	Mainland Properties	502	2.5%	3.4%	9/23/2028
4	Micron Technology, Inc.	Mainland Properties	96	0.5%	3.2%	4/30/2020
5	Shurtape Technologies, LLC	Mainland Properties	645	3.2%	3.2%	5/28/2024
6	Stratus Technologies, Inc.	Mainland Properties	287	1.4%	3.1%	5/31/2016
7	Servco Pacific, Inc.	Hawaii Properties	537	2.6%	2.8%	1/31/2029; 2/29/2032
8	Safeway Stores, Inc.	Hawaii Properties	146	0.7%	2.2%	10/31/2018
9	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.7%	2.1%	12/31/2022; 7/31/2039
10	Allied Building Products Corporation	Hawaii Properties	310	1.5%	2.1%	12/31/2028
11	Manheim Services Corporation	Hawaii Properties	338	1.7%	2.0%	5/31/2016
12	Mattson Technology Inc.	Mainland Properties	101	0.5%	1.9%	5/31/2017
13	Cisco Systems Inc.	Mainland Properties	149	0.7%	1.9%	12/31/2015
14	AES Hawaii Inc.	Hawaii Properties	1,242	6.1%	1.8%	3/31/2040
15	Kaiser Foundation Health Plan	Hawaii Properties	217	1.1%	1.6%	4/30/2026; 6/30/2046
16	Waikiki Pearl Company Inc.	Hawaii Properties	278	1.4%	1.5%	12/31/2029
17	Element K	Mainland Properties	95	0.5%	1.4%	12/31/2017
18	Pahounui Partners LLC	Hawaii Properties	191	0.9%	1.3%	6/30/2027
19	US Airways Group Inc.	Mainland Properties	101	0.5%	1.3%	8/31/2015
20	Trex Company Inc.	Mainland Properties	308	1.5%	1.3%	12/31/2021
21	TPI Composites Inc.	Mainland Properties	317	1.6%	1.3%	7/31/2018
22	Ameron International Corp.	Hawaii Properties	146	0.7%	1.2%	12/31/2027
23	Convergys Corporation	Mainland Properties	86	0.4%	1.1%	9/30/2022
24	Fileminders	Hawaii Properties	85	0.4%	1.1%	5/31/2022
25	Bradley Shopping Ctr Company	Hawaii Properties	334	1.6%	1.1%	4/22/2033
26	Honolulu Warehouse Co. Ltd.	Hawaii Properties	298	1.5%	1.0%	1/31/2044
	Total		10,756	52.8%	54.4%	

[1] Square feet is pursuant to existing leases as of March 31, 2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental revenue is rents pursuant to existing leases as of March 31, 2012, plus estimated expense reimbursements; excludes lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	Total As of 3/31/2012		2012		2013		2014		2015 and Thereafter
Lease Expirations:									
Hawaii Properties:									
Total sq. ft.	17,755								
Leased sq. ft. [1]	16,733		946		373		117		15,297
Percent			5.7%		2.2%		0.7%		91.4%
Annualized rental revenue [2]	$ 74,776	$	3,537	$	1,798	$	579	$	68,862
Percent			4.7%		2.4%		0.8%		92.1%
Mainland Properties:									
Total sq. ft.	3,649								
Leased sq. ft. [1]	3,649		-		-		-		3,649
Percent			0.0%		0.0%		0.0%		100.0%
Annualized rental revenue [2]	$ 34,752	$	-	$	-	$	-	$	34,752
Percent			0.0%		0.0%		0.0%		100.0%
Total:									
Total sq. ft.	21,404								
Leased sq. ft. [1]	20,382		946		373		117		18,946
Percent			4.6%		1.8%		0.6%		93.0%
Annualized rental revenue [2]	$ 109,528	$	3,537	$	1,798	$	579	$	103,614
Percent			3.2%		1.6%		0.5%		94.6%

[1] Square feet is pursuant to existing leases as of March 31, 2012 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental revenue is rents pursuant to existing leases as of March 31, 2012, plus estimated expense reimbursements; excludes lease value amortization.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)



Year	Number of Tenants Expiring	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring	Cumulative % of Total Annualized Rental Revenue Expiring
2012	26	946	4.6%	4.6%	$ 3,537	3.2%	3.2%
2013	12	373	1.8%	6.4%	1,798	1.6%	4.8%
2014	9	117	0.6%	7.0%	579	0.5%	5.3%
2015	14	545	2.7%	9.7%	5,142	4.7%	10.0%
2016	21	1,288	6.3%	16.0%	8,464	7.7%	17.7%
2017	7	407	2.0%	18.0%	5,626	5.1%	22.8%
2018	6	1,152	5.7%	23.7%	10,521	9.6%	32.4%
2019	10	1,630	8.0%	31.7%	5,812	5.3%	37.7%
2020	5	318	1.6%	33.3%	4,598	4.2%	41.9%
2021	5	566	2.8%	36.1%	2,085	1.9%	43.8%
Thereafter	131	13,040	63.9%	100.0%	61,365	56.2%	100.0%
Total	246	20,382	100.0%		$ 109,527	100.0%	

Weighted average remaining

lease term (in years)   12.9 [3]   12.1 [4]

[1] Number of leases and square feet is pursuant to existing leases as of March 31, 2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental revenue is rents pursuant to existing leases as of March 31, 2012, plus estimated expense reimbursements; excludes lease value amortization.

[3] Based on rentable square feet.

[4] Based on annualized rental revenue.

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)



Historical Hawaii Land Rent Resets:

		For the Three Months Ended			
	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
Number of resets	1	1	3	2	4
Square feet	47	59	316	107	995
Percent Change in GAAP Rent [1]	52.0%	60.4%	-10.1%	4.2%	43.3%
Reset costs [2]	$ 10	$ 3	$ 157	$ 3	$ 9

Scheduled Hawaii Land Rent Resets:

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [3]
2012	17	610	$ 3,020
2013	51	2,136	9,638
2014	9	4,193	7,343
Thereafter	45	2,859	17,257
Total	122	9,798	$ 37,258

[1] Percent difference in prior rents charged for same space. Reset rents include expense reimbursements and exclude lease value amortization.

[2] Represents legal and other costs related to rent resets.

[3] Annualized rental revenue is rents pursuant to existing leases as of March 31, 2012, plus estimated expense reimbursements; excludes lease value amortization.


Honolulu, Hawaii.
Tenant: Safeway Stores, Inc.
Lease Expiration: 2018
EXHIBITS
Honolulu shopping center.
Longs Drugs
24

CALCULATION AND RECONCILIATION OF PROPERTY NET INCOME (NOI)

(dollars in thousands)



EXHIBIT A

	For the Three Months Ended	
	3/31/2012	3/31/2011
Calculation of NOI		
Rental Income	$ 24,074	$ 23,737
Tenant reimbursements and other income	3,513	4,043
Real estate taxes	(3,641)	(3,603)
Other operating expenses	(1,777)	(2,532)
NOI	$ 22,169	$ 21,645
Reconciliation of NOI to Net Income:		
NOI	$ 22,169	$ 21,645
Depreciation and amortization	(2,773)	(2,712)
General and administrative	(1,404)	(1,456)
Operating income	$ 17,992	$ 17,477
Interest expense	(337)	-
Net Income	$ 17,655	$ 17,477

We calculate NOI as shown above. We define NOI as rental income from real estate less our property operating expenses. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and we believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' operations. This measure does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than us.

CALCULATION OF EBITDA

(dollars in thousands)



EXHIBIT B

	For the Three Months Ended	
	3/31/2012	3/31/2011
Net income	$ 17,655	$ 17,477
Plus: interest expense	337	-
Plus: depreciation and amortization	2,773	2,712
EBITDA	$ 20,765	$ 20,189

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than us.

CALCULATION OF FUNDS FROM OPERATIONS (FFO)

(dollars in thousands)



EXHIBIT C

| | For the Three Months Ended | |
	3/31/2012	3/31/2011
Net income	$ 17,655	$ 17,477
Plus: depreciation and amortization	2,773	2,712
FFO	20,428	20,189

We calculate FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO can facilitate a comparison of operating performances between periods. FFO is among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO may facilitate an understanding of our consolidated historical operating results. FFO should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO differently than us.